SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25


                                                 Commission File Number: 0-31981

                           NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q  |_| Form N-SAR

    For Period Ended: March 31, 2005

|_| Transition Report on Form 10-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F
|_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended: N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                         PART I. REGISTRANT INFORMATION

Full name of registrant: ENERTECK CORPORATION

Former name if applicable:  N/A

Address of principal executive office (Street and number):

10701 CORPORATE DRIVE, SUITE 150

City, State and Zip Code:

STAFFORD, TEXAS 77477

                        Part II. RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

As a result of delays in gathering the data necessary to finalize the Registrant's Form 10-QSB, primarily due to other business commitments of certain of the Registrant's officers responsible for preparing the subject report, the Report on Form 10-QSB could not be timely filed without unreasonable effort or expense.

                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                   Name: David M. Kaye
                   Area Code and Telephone number: 973-443-0600

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s). |_| Yes |X| No

(2) The Registrant has not filed its Form 10-KSB for the year ended December 31, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ENERTECK CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 16, 2005                             BY: /s/ Parrish B. Ketchmark
                                                   -----------------------------
                                                   Name:  Parrish B. Ketchmark
                                                   Title: President

                                    ATTENTION
           INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                   Page 2 of 2